UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Legal Proceedings (Kookmin Bank)

1. Title of the Lawsuit: Claim for damages (the “Lawsuit”)

2. Plaintiff: PT Bosowa Corporindo (the “Plaintiff”)

3. Summary of the Lawsuit:

The Plaintiff is the second largest shareholder (holder of 11.6% equity interest) of PT Bukopin Bank TBK (“Bukopin Bank”), of which Kookmin Bank, one of the first-tier subsidiaries of KB Financial Group Inc. (“KB Financial Group”), became the largest shareholder (holder of 67.0% equity interest) through its participation in a third party-allocated capital increase on September 2, 2020. The Plaintiff claims that the capital increase and Kookmin Bank’s acquisition of Bukopin Bank’s shares violated certain Indonesian laws and regulations, and is bringing certain claims against the Financial Services Authority of Indonesia (Otoritas Jasa Keuangan) and Kookmin Bank as joint defendants (the “Defendants”).

Compensation and relief sought by the Plaintiff:

1.	Granting of all of the Plaintiff’s claims.

2.	A declaration that the Defendants have committed an unlawful act.

3.

The Defendants’ joint compensation of the Plaintiff for all damages, including both material damages (e.g., the Plaintiff’s costs of obtaining Bukopin Bank’s shares) and immaterial damages (e.g., the Plaintiff’s loss of time and a disruption of market confidence in the Plaintiff).

4.	A request to confiscate the Defendants’ assets.

5.	An order that the Defendants pay a monthly penalty on the total loss suffered by the Plaintiff from the date of the judgment.

6.	An order of injunction prior to the final judgment.

7.	An instruction that the Defendants pay the court’s fees.

4. Damages Claimed:

•	Amount Claimed: KRW 1,629,557,141,813 (the “Amount Claimed”)

•	Total Equity of Kookmin Bank: KRW 29,512,682,357,585

•	Ratio of Amount Claimed to Total Equity of Kookmin Bank: 5.52%

5. Court of Jurisdiction: the Central Jakarta District Court, Indonesia

6. Planned Course of Action: to defend vigorously through consultation with legal counsel.

7. Filing Date: November 25, 2020

8. Confirmation Date: January 23, 2021

9. Other Material Information for an Investment Decision:

•

KB Financial Group believes that the grounds for the Plaintiff’s complaint and the Amount Claimed are unfounded. KB Financial Group considers the Amount Claimed to be unreasonably high in light of the fact that Bukopin Bank’s total equity was KRW 816.2 billion as of the end of September 2020. In addition, the Amount Claimed does not provide for a basis for calculation.

•

Although it is currently difficult to predict the outcome of the Lawsuit with any degree of certainty, KB Financial Group does not expect the outcome of the Lawsuit to have a material effect on Kookmin Bank’s financial condition.

•	The exchange rate applied in “4. Damages Claimed” above is KRW 0.0785 to 1 Rupiah, the exchange rate on the date of this report.

•	The total equity in “4. Damages Claimed” above is based on Kookmin Bank’s consolidated financial statements as of the end of September 2020.

•

The date in “8. Confirmation Date” above refers to the date on which the details of the Lawsuit were delivered by Kookmin Bank’s local advisory law firm in Indonesia, and Kookmin Bank has not yet been served officially with the written complaint.

•	Upon the receipt of the written complaint, KB Financial Group will make the necessary disclosures, if there are any additional updates or material developments regarding the Lawsuit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 25, 2021	By:	/s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer